Filed Pursuant to Rule 433
Registration No. 333-226056-02

Florida Power & Light Company

Pricing Term Sheet

September 10, 2019

Issuer:	Florida Power & Light Company
Designation:	First Mortgage Bonds, 3.15% Series due October 1, 2049
Registration Format:	SEC Registered
Principal Amount:	$800,000,000
Date of Maturity:	October 1, 2049
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, beginning April 1, 2020
Coupon Rate:	3.15%
Price to Public:	99.363% of the principal amount thereof
Benchmark Treasury:	2.875% due May 15, 2049
Benchmark Treasury Yield:	2.183%
Spread to Benchmark
Treasury Yield:	100 basis points
Reoffer Yield:	3.183%
Trade Date:	September 10, 2019
Settlement Date:*	September 13, 2019
Redemption:	Redeemable at any time prior to April 1, 2049, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points; and redeemable at any time on or after April 1, 2049, at 100% of the principal amount plus any accrued and unpaid interest.
CUSIP / ISIN Number:	341081 FX0 / US341081FX06

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Aa2” (stable)
S&P Global Ratings	“A” (stable)
Fitch Ratings, Inc.	“AA-” (stable)

Joint Book-Running Managers:

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Mizuho Securities USA LLC

PNC Capital Markets LLC

Co-Managers:

Academy Securities, Inc.

BB&T Capital Markets,

a division of BB&T Securities, LLC

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Mischler Financial Group, Inc.

The Williams Capital Group, L.P.

Junior Co-Managers:

Drexel Hamilton, LLC

Guzman & Company

*	It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about September 13, 2019, which will be the third business day following the date of pricing of the First Mortgage Bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the First Mortgage Bonds initially will settle in T+3, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated September 10, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or TD Securities (USA) LLC toll-free at 1-855-495-9846.